Certificate of Qualified Person – Tim Williams

I, Tim Williams, M.Sc., do hereby certify that I am currently employed as Vice President Operations & Peru Country Manager for Tahoe Resources Inc., 5310 Kietzke Lane, Reno, Nevada 89511.

1.

I graduated with a Bachelor of Engineering (Geology) degree from Curtin University, Western Australian School of Mines in 1991, a Masters of Engineering Science degree from Curtin University in 2000 and a Graduate Diploma in Mining from Curtin University in 2006. I have practiced my profession continuously since 1991.

2.	I am a Fellow of the Australasian Institute of Mining and Metallurgy (AusIMM).

3.

I have read National Instrument 43-101 (NI 43-101) and certify that by reason of my education, affiliation with a professional association as defined in NI 43-101 and past relevant work experience, I fulfil the requirements to be a “Qualified Person” for the purposes of NI 43-101.

4.	I am not independent of Tahoe Resources Inc. and its related companies, as independence is described in Section 1.5 of NI 43-101.

1.

I am one of the authors of this Technical Report titled Technical Report on the Shahuindo Mine, Cajabamba, Peru prepared for Tahoe Resources Inc., with an effective date of 01 January 2016, and dated 25 January 2016. I am responsible for Sections 4, 5, 15, 16, 18, and 20 and corresponding items in Sections 1, 25 and 26 of this report. This technical report has been prepared in compliance with NI 43-101 and Form 43-101F1.

5.	I have visited and worked at the Shahuindo property regularly and on numerous occasions in 2014 and 2015.

6.

At the effective date of this Technical Report, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading.

7.

I hereby consent to the filing of this Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report.

Dated January 25, 2016

/s/ Tim Williams
Tim Williams, FAusIMM